UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One): |X| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q
             |_| Form N-SAR

For Period Ended: December 31, 2004
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________________

If the notification relates to a portion of the filing checked above, identify the Items) to which the notification relates:

PART I --      REGISTRANT INFORMATION

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    Scottish Re Group Limited
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Full Name of Registrant


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Former Name if Applicable

    Crown House, Third Floor, 4 Par-la-Ville Road
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Address of Principal Executive Office (Street and Number)

    Hamilton HM12     Bermuda
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City, State and Zip Code

PART II --     RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

               (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
               (b) The subject annual report, semi-annual report, transition
[X] report on Form 10-K, Form 20-17,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
               (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III --    NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Due to a combination of factors relating to delays in the exchange of relevant information between the registered public accounting firm and the registrant and the registered public accounting firm's need to perform additional internal procedures regarding the registrant's determination of a material weakness in its UK subsidiary, the registrant's registered public accounting firm has not had sufficient time to complete their audit of the registrant's financial statements and the audit of internal control over financial reporting. As a result, the registrant is unable to file its Form 10-K for the year ended December 31, 2004 by the prescribed due date without unreasonable effort or expense.


        OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

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             Paul Goldean                        441-295-4451
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                (Name)                            (Telephone)
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(2) Have all other periodic reports required under Section 13 or 15(d) of the
Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s) [X] Yes [ ] No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant does not anticipate any significant change in the results of operations from that reported on February 17, 2005, by the registrant in its announcement of operating results for the quarter and fiscal year ended December 31, 2004 in a press release entitled "Scottish Re Group Limited Announces Operating Results for the Fourth Quarter and Year Ended December 31, 2004." The full text of the press release issued in connection with the announcement was provided on a Current Report on Form 8-K, which was furnished to the SEC on February 23, 2005.

                            Scottish Re Group Limited
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 16, 2005           By:      /s/ Paul Goldean
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                                  Paul Goldean
                                  Executive Vice President and General Counsel